■ **Sit Investment Associates, Inc.** ■

International Investment Outlook & Strategy

October 10, 2008

Investment Outlook

As expected, the aftermath effects from the U.S. financial crisis have officially spilled over to the rest of the world, particularly Europe. We are surprised at the magnitude and fear several major economies are heading into a recession. We are hopeful this will not be a prolonged recession but worry it may drag on for more than twelve months. Given this, we reduced our GDP growth assumptions in 2008 for several countries and now expect global growth around +1.8%, down from +2.0% last quarter. In 2007, GDP growth was +2.5%. We introduce our 2009 GDP growth estimates to give an understanding of the severity of the global slowdown. For the global economy we expect growth of only +0.8%. While last quarter we thought the U.S. was teetering on a recession, we now believe the U.S. will indeed hit recessionary lows in late 2008 or early 2009. The deteriorating financial situation and consumer weakness are the main causes of our negative stance even though commodity prices appear to have peaked. We think U.S. GDP growth will decline -0.4% next year. In Europe, we don't expect any growth in 2009 and fear we may be too optimistic as those economies are just beginning to feel the impact of the financial crisis. Even though the Japanese economy is more insulated from a global slowdown, it too will feel an impact as export growth slows dramatically. Similar to Europe, we expect zero growth in Japan next year. Asia ex-Japan will continue to experience stronger relative growth of around +7.2%, slower than 2007 and 2008. See Exhibit A for our global economic forecasts. Additionally, as seen in Exhibit B the OECD Composite Leading Indicators for August support our global slowdown view.

It appears that commodity prices (energy, precious metals, and agricultural products) have peaked as most are more than 20% off their recent highs. See Exhibit C. While oil exceeded $140 per barrel last quarter, it is now around $80. We thought supply constraints, demand needs, and geopolitical concerns would keep oil prices at elevated levels. However, we underestimated the downward pressure from the weakening economy and the perceived slowdown in consumer demand. The same downward pressure can be said for agricultural-related commodity prices. We still believe global inflation should be around +4.0% in 2008. As for 2009, we think inflation will moderate to around +3.0% as the commodity headwinds we now face will subside. See Exhibits A and D.

As the financial crisis escalated over the past month, it became more and more apparent that central banks would make a concerted effort to help stem a worsening financial crisis. On October 8th, it became a reality. For the first time in history, the U.S Federal Reserve, European Central Bank (ECB), Bank of England (BOE), Bank of Canada, Sveriges Riksbank (Sweden), and Swiss National Bank cut their official target rates by 50 basis points. Their joint statement highlighted that the risks to growth intensified as the financial crisis grew, even though inflationary pressures were moderating. With these rate cuts, the U.S. Federal Reserve rate stands at 1.5%, ECB at 3.75%, and BOE at 4.5%. Given that the ECB and BOE rates have higher relative rates, they have more flexibility to cut rates further and thus the ability to actually have an impact on the economy in the upcoming months. The rate cut by the ECB was a major stance change as the ECB has been concerned with inflation above their 2% ceiling since their inception. The drastically slowing economy finally overtook the inflation issue. The central banks of Hong Kong, Australia, Taiwan, and Israel also cut their rates over the past week. The People's Bank of China (PBoC) officially ended its monetary tightening policy by cutting benchmark lending rates 54 basis points for one-year loans to 6.93% and reducing the reserve requirement ratio (RRR) by -1.0% to 17.0%. In addition we expect other central banks to cut rates at upcoming meetings. While the Bank of Japan (BOJ) did not cut rates, it did say it was supportive of the coordinated interest rate moves and will try other liquidity measures. The BOJ does not intend to go back to a zero interest rate policy as rates are now at 0.5%. In emerging markets such as India, Brazil, Indonesia, and South Africa, currency weakness and higher relative inflationary pressures may delay a rate cut. However, countries with a dollar peg will likely follow the U.S. lead. We believe central banks around the world will continue to ease this year and in 2009. See Exhibit E for central bank movements.

While the financial crisis meltdown may have begun in the U.S., it has now spread to the rest of the world, particularly Europe. International-based banks and financial institutions are more interlinked to outside markets than they have been in the past. Lehman is a perfect example as its failure had ripple effects throughout the world. See Exhibit F. Not only have central banks around the world cut rates, they have instituted several other measures in an effort to restore confidence amid financial institutions and avert a serious economic slowdown. The U.S. government approved an unprecedented $700 billion bailout or Troubled Asset Relief Plan (TARP) to help provide stability to the U.S. financial system. We believe this will take time before the full effect is felt but hope it will help to stave off a sharp decline. Unfortunately, the TARP has left doubts and hasn't stopped the U.S. equity market decline. Outside of the U.S., several countries have instituted measures to provide market stability. In the UK, several banks are becoming partly nationalized with a £400 billion loan guarantee and liquidity package from the government. Germany is guaranteeing all private savings and is creating an umbrella to shield domestic banks. Spain created a €30 to €50 billion emergency fund to provide liquidity. Ireland introduced legislation to guarantee the debts and deposits of its six largest lenders. In an extraordinary move, Iceland actually took a $5.4 billion loan from Russia to shore up its financial situation. See Exhibit G. Meanwhile, Japanese financial giants have largely avoided the subprime mortgage morass and are poised to take advantage of Wall Street's crisis. While Japanese financial institutions will likely be very cautious, they are now more experienced in the global markets and should be able to better manage risk. For example, these "stronger" financial institutions have snatched up several "cheap" assets over the past month: 1) Mitsubishi UFJ, Japan's largest financial group, bought a 9.9% stake in Aberdeen Asset Management, a Scottish fund manager along with a 21% stake in Morgan Stanley; and 2) Nomura Securities, Japan's top broker, snapped up Lehman's European, Asian, and Middle East assets. Regulators across the globe have also limited short selling as a means to limit market declines. See Exhibit H. As you can see from the above examples, countries across the globe

have taken initiatives to prevent a financial disaster. Even with all of these measures, there have been several causalities from the financial crisis, and this has dramatically changed the landscape of the global financial services industry. See Exhibit I.

The September quarter saw a major trend reversal in the weakening U.S. dollar versus European currencies. We believe investors are viewing the U.S. dollar as a relative "safe haven", and thus, we expect the U.S. dollar to strengthen in the near term. The euro and British pound each breached our low band range. Given this, we are lowering the bottom end of our ranges for the euro and British pound. The euro forecast is now $1.30 to $1.60 while the pound range is now $1.70 to $2.00. We believe there are two drivers behind the recent strength in the U.S. dollar: 1) a correction in the non-fundamental strength of the European currencies; and 2) a sign that Europe will exhibit much slower than first anticipated growth in the months ahead. The Japanese yen remained virtually flat for the latest quarter as, we think, investors viewed it as the least of all evils. We are maintaining our forecast of ¥100 to ¥110. We think this strength is due to the fact that the yen did not strengthen against the U.S. dollar in previous quarters like other currencies and that the Japanese economy is more sheltered from the financial fallout. Even though currency rates have experienced active fluctuations, we believe currencies will have a smaller impact on annual performance over the next twelve months. See Exhibits A and J.

Given the market declines seen thus far in 2008, the global equity markets appear to be oversold and look more attractive than they have in the past several years. In fact, Asia ex-Japan was the only market last quarter to trade at a slight premium on an EV/EBITDA basis versus its respective history but that has now changed as every market is trading at a discount on forward P/E basis and EV/EBITDA basis. Europe is trading below 10x on a forward P/E basis or over a 30% discount to historical averages. On an EV/EBITDA basis, Europe and Japan look the most attractive between 6.0x and 6.6x versus the world average of 7.2x. Free cash flow yields remain strong with Europe ex-UK being the most attractive at 5.9%. Even though we believe there will be downward earnings revisions, we think current valuations are discounting this. See Exhibit K for global equity valuations.

Investment Strategy

Every major equity market declined during the September quarter, with most markets declining double digits. This decline was exaggerated with the appreciation of the U.S dollar versus virtually every major currency. European markets led the decline in the September quarter with the currency effect exacerbating market losses such that their magnitude was worse than those incurred in the March quarter. For the year 2008 through September 30th, equity markets declined in excess of -20%. If you layer on top the strength of the U.S. dollar versus respective local market currencies, several markets were down in excess of -30% with Europe being down around -30% and Asia depreciating nearly -40%. The Japanese yen is the notable exception amongst the major currencies as it has appreciated +5.2% versus the U.S. dollar through September 30th. This is partly due to the fact that it didn't strengthen as much as European currencies earlier this year. See Exhibit J for regional and country performance.

Thus far in 2008, growth style returns in developed markets, excluding Japan, have outperformed value style returns. However, investors have been fleeing growth stocks more recently which led to value stock outperformance in the September quarter. In Japan, we think the growth underperformance is due to risk aversion and continued lack of investor interest given the stagnating economy. Investors are investing in deep value-type stocks. In emerging markets, growth stocks have done poorly thus far in 2008 as investors are flocking to more defensive and value-type investments. We believe that when the financial crisis becomes more subdued, growth stocks will again perform well as valuations will become extremely attractive and earnings revisions will turn positive. See Exhibit L for style returns.

As stated last quarter, 2008 has been a retrenchment year for global equity markets. Last quarter we were fearful that the negative declines in the global equity markets were not yet behind us – our fears came true. The horrific declines left virtually every sector a victim. We continue to focus on high quality, defensive unit growth companies with strong free cash flow, healthy balance sheets, low debt levels, and attractive valuations. Earnings revisions will continue to be negative for most sectors throughout 2008 and into early 2009. We are hopeful that as the markets settle and global economies begin to recover, earnings revisions will turn positive in late 2009. Although we recognize that emerging market growth is slowing, we still contend that emerging market exposure is desirable and favor infrastructure, telecommunication, and commodity-related sectors as their growth is still much stronger relative to the developed regions around the globe. Given the global financial crisis and consumer slowdown, we remain cautious on consumer durables, retailing, real estate, credit and other financial-related industries. Therefore, we are limiting financial institution and currency exposed stocks. However, when economic woes subside and stocks bottom, we look to potentially increase this exposure. In addition, as capital spending has slowed and commodity prices have plunged, we are reducing capital goods and energy sectors. Overall, our global investment strategy over the next twelve to eighteen months recognizes that performance will be driven by several factors: currency, globalization, emerging market growth, demographic changes, environmental awareness, reform measures, financial crisis fallout, earnings revisions, and valuation.

Our regional/country outlook remains virtually unchanged from last quarter as we see a dramatic slowdown in Europe, moderate deceleration in Japan, and somewhat resilient emerging markets growth. Given the economic slowdown and the fact that Europe is teetering on recession, we are maintaining an underweight relative to the benchmark. The Japanese market is less exposed to the global financial crisis, but given the lack of domestic demand growth, we are maintaining an underweight. In Asia ex-Japan, we still contend that growth is more robust relative to the rest of the world and are therefore maintaining an overweight relative to the benchmark. Emerging market economies are thus far proving to be more resilient as growth in these regions is still well above of that of developed markets. Even so, we are cautiously watching those investments as emerging markets have yet to feel the pinch from a slowdown elsewhere around the globe. Given our view of an elongated global economic recovery, we are maintaining maximum-allowable cash levels in all portfolios.

Key Highlight Topics In Europe

Deteriorating Economic Performance

The European economy has slipped from its path of favorable economic growth and unemployment trends, though inflation concerns are abating.

- On September 10th, the European Union cut its economic growth forecast for 2008 and projected several major European economies would slip into recession. For the June quarter, GDP declined marginally to -0.2% in the euro area and was unchanged in the European Union (EU27). GDP growth on a year-on-year basis ending in June, increased +1.4% for the euro area and appreciated +1.7% for the EU27. We anticipate significant slowing over the next year.
- The above weakening GDP quarterly data was echoed in industrial production figures, which declined -0.3% in July for both the euro area and EU27. See Exhibit M.
- Although unemployment levels have consistently provided a rare source of encouraging European economic data in recent years, the decline in unemployment levels seems to have reached a bottom and is ticking up, measuring 7.5% for the euro area and 6.9% for the EU27 in August. See Exhibit M.
- In Germany, the ZEW indicator of economic sentiment deteriorated markedly during the September quarter even with the improvement in August. We anticipate this declining trend to continue. See Exhibit M.
- Although the decline in U.S. home prices has been making headlines over the past eighteen months, European prices have also been falling and are adding to the economic woes in Europe. See Exhibit M.
- While Europe's inflation rate remains a concern, it appears to have peaked. The euro area's rate was estimated at +3.6% in September, down from +3.8% in August. See Exhibit D. Inflation in the EU27 was +4.2% in August. Labor costs for the June quarter rose +2.7% for the euro area and +3.4% for the EU27. Industrial producer prices measured +8.5% for the euro area and +10.4% for the EU27 in August on a year-on-year basis. Our concerns regarding inflation as a risk for Europe are being realized, and stand to suffer further with the U.S. dollar regaining strength.

Key Highlight Topics In Asia

Japanese Political Problems Continue

On September 1st, Prime Minister Fukuda suddenly declared his resignation due to: 1) low public support for his Cabinet; 2) a halt in legislation due to friction with the main opposition party (DPJ); and 3) a demand from the ruling coalition partner (the New Komeito Party) for the dissolution of the House of Representatives for new elections. With little chance that the Fukuda lead government could win the next general election, the Prime Minister stepped down allowing his Liberal Democratic Party (LDP) successor to lead the election. The LDP elected Taro Aso, the LDP Secretary-General.

Prime Minister Aso said he will do more to revive the country's faltering economy and hinted that he might extend the deadline for eliminating the budget deficit. Taro Aso has promised to move quickly to pass an ¥11,700 billion ($106 billion) supplementary budget focused on helping Japanese consumers cope with soaring energy and food prices. This includes a tax cut for lower-income families and subsidies to suppress price increases for food. A meaningful portion of the package includes loan guarantees to help small and midsize businesses to potentially shore up the economy. Despite the large package scope, it may help prevent the economy from deteriorating sharply, but we doubt the package will markedly push up demand.

Weakened Economic Performance in Japan

- Even though GDP came in at +0.8% y/y in the June quarter, we believe it will contract next quarter. See Exhibit N.

- The August Japanese trade deficit was ¥324 billion ($47.5 billion). This deficit was the first outside the month of January in 26 years, and the first on a seasonally adjusted basis since 1980. The total value of Japanese exports edged up by +0.3% in August, down from a +8.0% growth rate in July. See Exhibit N. Japanese exports to the U.S. tumbled by -22.0% in August, led by plunging sales of Japanese vehicles in a weak U.S. automobile market. Exports to Europe declined while exports to China, Japan's largest trading partner, grew by +8.8% in August, down from +16.5% in July. All of the above bolsters the view that the economy may slide into a recession.
- The September Tankan business conditions diffusion index survey for large enterprises turned negative and both large and small enterprises downwardly revised their profit outlook for 2008 by -9.4% and -5.2%, respectively. See Exhibit N.
- Machinery orders were below market forecasts in August, declining -14.5% m/m (-13.0% y/y), the largest monthly decline since June 2006. The market was expecting +3.3% growth. See Exhibit N.
- Japan has suffered few direct effects from the financial crisis that has gripped the U.S. and European economies, but rising food and energy prices have depressed already chronically weak consumer spending and left the economy particularly vulnerable to an export slowdown.

China's New Policy on Maintaining Economic Growth

China's economy will likely slow in the second half of 2008 due to the U.S. and European led slowdown. See Exhibit O. Weak economic data has come in the form of slower export growth of +21.0% in 2008 (+25.7% in 2007), sluggish property market sales, and listless auto sales. In 2007, exports were the main driver of economic growth, contributing 20% of net exports in 2007. For the first half of 2008, it fell to 16% as demand from the U.S. and Europe slowed. Together they make up 40% of total exports from China. See Exhibit O. The property market, which accounts for 27% of China's total fixed asset investment (FAI), showed house floor space sales declined -15% in August year-to-date with property prices down -0.1% m/m, the first m/m decline during the past two years. See Exhibit O. China's total vehicle sales declined -6.2% y/y in August on inflation concerns, lower consumer confidence, and the stock market decline.

After five years, the Beijing Politburo changed its policy to focus more on maintaining economic growth and job creation and less on containing inflation, effectively ending its monetary tightening stance. At the current ongoing 3rd Plenary Session of the 17th Party Congress, which establishes medium-to-long-term economic policies, they are focusing on developing rural areas. Inflation moderated to +4.9% y/y in August versus a peak of +8.7% in February. Though retail sales growth remains robust and expanded by +23.2% y/y in August, we fear this may slow. See Exhibit O. Urban FAI accelerated +27.4% y/y through August, and this should continue as construction infrastructure spend persists. To further support the economy and stock market China also raised export tax rebates for textile and garments, implemented a government share purchase plan, and waived the tax on stock purchases. With the high RRR and interest rates, small fiscal surplus, and low government debt, China, still has a strong policy cushion to prevent an economic meltdown. We expect 2009 GDP growth of +8.5%, as consumption and FAI spending pick up.

Other Asian Economies are Slowing

The economies of Hong Kong, India, and Australia are all slowing, a result of the global economic slowdown and liquidity crisis. Economic growth in the June quarter for Hong Kong was +4.2% y/y (down from March quarter's +7.1%), India was +7.9% y/y (versus +8.1%), and Australia was +2.7% y/y (from +3.3%). Even so, economic growth is still relatively strong, and we don't expect a significant collapse as: 1) Hong Kong's retail sales grew +3.9% y/y by volume and +10.4% y/y by value in August; 2) Hong Kong's unemployment rate was low at +3.2% in August; 3) India's industrial production rose +7.1% y/y in July; and 4) Australia's retail sales increased a stronger-than-expected +0.3% m/m in August.

Exhibit A

Global Economic Assumptions

Slowing Growth with Inflation Rolling Over

	GDP GROWTH				INFLATION			
	2007A	2008E	2009E	2007-2012 (5 Yr CAGR)	2007A	2008E	2009E	2007-2012 (5 Yr AVG)
Global Economy	**2.5%**	**1.8%**	**0.8%**	**1.7%**	**3.3%**	**4.0%**	**2.9%**	**3.1%**
United States	2.2	1.4	(0.4)	1.4	4.7	4.7	3.0	3.2
Euro Area	2.6	1.5	0.0	1.8	3.7	3.7	2.5	2.7
United Kingdom	3.0	1.2	0.0	1.8	3.5	3.5	3.2	2.5
Japan	2.1	1.0	0.0	1.0	1.5	1.5	1.0	0.3
Asia Ex Japan	8.1	8.0	7.2	7.5	6.5	6.5	4.5	5.5

10-Year Bond Yields

	2007	2008			
	12/31A	3/31A	6/30A	9/30A	12/31E
United States	4.0%	3.4%	4.0%	3.8%	3.5%
Euro (Germany)	4.3	3.9	4.6	4.0	3.8
Japan	1.5	1.4	1.6	1.5	1.6
United Kingdom	4.5	4.3	5.1	4.4	3.8

Exchange Rates

	2007	2008			
	12/31A	3/31A	6/30A	9/30A	12/31E
Euro ($/€)	1.46	1.58	1.57	1.41	1.40
Japan (¥/$)	112	100	106	106	105
UK ($/£)	1.98	1.98	1.99	1.78	1.75

Source: Bloomberg, Morgan Stanley, Merrill Lynch, and Sit Investment Associates, Inc., October 10, 2008

Exhibit B

OECD Composite Leading Indicators Signal Continued Slowdown

The United States


108
106
104
102
100
98
96
94
92
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Euro Area


108
106
104
102
100
98
96
94
92
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

The United Kingdom


108
106
104
102
100
98
96
94
92
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Japan


108
106
104
102
100
98
96
94
92
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Source: OECD Composite Leading Indicators, October 10, 2008

Exhibit C

Commodity Prices Appear to Have Peaked


Light Crude Oil - Historical Futures (CL00-USA)
Oil
160
140
120
100
80
60
40
20
'04
'05
'06
'07
'08


Corn - Historical Futures (C00-USA)
Corn
8
7
6
5
4
3
2
'04
'05
'06
'07
'08


Gold - Historical Futures (GC00-USA)
10/10/2003 - 10/9/2008
Gold
1,000
900
800
700
600
500
400
'04
'05
'06
'07
'08


High Grade Copper - Historical Futures (HG00-USA)
Copper
4.5
4
3.5
3
2.5
2
1.5
1
'04
'05
'06
'07
'08

Source: FactSet Research Systems, Inc., October 9, 2008

Exhibit D

Has Inflation Peaked?

The United Kingdom



U.K. CPI Y/Y %
Aug: 4.8%
8
6
4
2
0
1992
1995
1998
2001
2004
2007

Euro Area



EUROZONE CPI Y/Y %
Aug: 3.8%
5
4
3
2
1
0
1992
1995
1998
2001
2004
2007

Japan



JAPAN CPI Y/Y %
Aug: 2.1%
20
15
10
5
0
-5
980
1985
1990
1995
2000
2005

China



CHINA CPI Y/Y %
Aug: 4.9%
30
25
20
15
10
5
0
-5
1992
1994
1996
1998
2000
2002
2004
2006
2008

Source: ISI Group, October 8, 2008

Exhibit E

Global Interest Rate Cuts


Interest rate and equities
Eurozone
ECB repo rate
(%)
Eurofirst 300
index
4.25
4.00
3.75
3.50
3.25
1600
1500
1400
1300
1200
1100
1000
Jan 2007
08 Oct
US
Fed Funds target rate
(%)
S&P 500
index
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1600
1500
1400
1300
1200
1100
1000
Jan 2007
08 Oct
UK
Bank of England base rate
(%)
FTSE 100
index
6.00
5.75
5.50
5.25
5.00
4.75
4.50
7000
6500
6000
5500
5000
4500
Jan 2007
08 Oct
Source: Thomson Datastream

Source: The Financial Times, October 9, 2008

Exhibit F

U.S. and International Financial Institutions Are More Linked Than Ever Before


Cross-border crisis?
Europe's big banks are doing more business across the continent, making crisis resolution more complicated. Below, the percentage of selected banks' assets in Europe outside their home country.
0
20
40
60
80%
UniCredit[1]
Santander
Deutsche Bank
BNP Paribas[2]
ING[3]
HSBC
2006
1997
[1]1997 data are for Credito Italiano
[2]Data are from 1999; 1997 data aren't available
[3]Percentage of income; 1997 asset data aren't available
Source: Bruegel

Source: The Wall Street Journal, September 30, 2008


Chain Reaction
Lehman's collapse causes...
Lehman Brothers share price
$70
60
50
40
30
20
10
0
2008
Reserve Primary Fund to 'break the buck.' Outflows at other funds...
Money market mutual fund assets, in trillions
$3.59
$3.40
Week ended: Sept. 3
Sept. 24
Force them to sell commercial paper, a key source of funds for companies
Weekly changes in total commercial paper outstanding
$20 billion
0
-20
-40
-60
Aug.
Sept.
Cost of insuring against defaults soars on Wall Street firms...
Morgan Stanley and Goldman Sachs credit default swaps*
$1.0 million
0.8
0.6
0.4
0.2
0
Morgan Stanley
Goldman Sachs
Sept. 12
As trust among banks dwindles, the cost of borrowing spikes...
Overnight dollar Libor
6%
4
2
0
2007
2008
Worsening AIG's precarious financial position
AIG's share price
$60
40
20
0
2008
Sparking British regulators to arrange a takeover of mortgage lender HBOS
HBOS share price
£8
6
4
2
0
2008
*On $10 million in debt over five years
Sources: WSJ Market Data Group (Lehman and AIG stock); Investment Company Institute (mutual fund outflows); Reuters Thomson Datastream (HBOS stock); British Bankers Association (Libor); Markit (credit default swaps); Federal Reserve (commercial paper)

Source: The New York Times, September 16, 2008

Exhibit G

European Countries are Taking Measure to Stem a Financial Disaster

Germany	U.K.	Ireland	Iceland	Belgium/ Netherlands/ Luxembourg	Italy
Guaranteed all consumer bank deposits, arranged bailout of Hypo Real Estate	Nationalized mortgage lender Bradford & Bingley; increased deposit guarantee	Guaranteed deposits and debts of six major financial institutions	Pumped $827 million into Glitnir Bank last week, and might need to prop up others	Arranged breakup and takeover of Fortis banking and insurance units	UniCredit's board met to shore up its financial position

Photo: Reuters

As Cash Crisis Deepens, Spurring Deposit Concerns, Europe Responds

TUESDAY, SEPT. 30

Ireland: Government guarantees debt of Ireland's top six financial institutions amounting to $540 billion, twice the country's GDP.

THURSDAY, OCT. 2

Greece: Finance minister issues a blanket guarantee to savers that their bank deposits are fully insured.

FRIDAY, OCT. 3

U.K: The country's financial-services regulator says it will guarantee consumer bank deposits up to $87,325, from $61,128.

SUNDAY, OCT. 5

Germany: Government issues blanket guarantee of country's consumer bank deposits.

Austria: Government says it will follow Germany in guaranteeing deposits.

MONDAY, OCT. 6

Denmark: Economy Ministry says commercial lenders agree to contribute up to $6.34 billion to a fund to help insure account holders from losses.

Spain: Economy Minister **Pedro Solbes** (below right, pictured with ECB President **Jean-Claude Trichet** Monday) says his government is prepared to act to guarantee deposits unilaterally if the European Union doesn't act.

European Commission: EU competition chief Neelie Kroes urges coordinated actions to guarantee deposits; warns separate moves by countries pose competition concerns and could limit their effectiveness in stabilizing banks.

Sources: Dow Jones Newswires; Associated Press; Reuters

SOURCE: The Wall Street Journal, October 6, 2008 and October 7, 2008

Exhibit H

Global Regulation on Short Selling


Regulating short selling
Canada
Ontario Securities Commission**
Issued ban on short selling in 13 securities from financial sector. Remains in place till Oct 3
Short selling of the major financial stocks not widespread activity, compared to US
$1,476bn
US
US Securities and Exchange Commission
Banned short selling in more than 900 US financial companies till Oct 2 – possibility of extending date
Pushing short selling activity into less visible areas such as CDS and other derivatives
$13,066bn
UK
Financial Services Authority
Banned short positions in 34 financial stocks till Jan 16 2009
Some hedge funds say that ban will distort pricing, artificially pushing stock prices higher
$2,806bn
Germany
BaFin
Banned 'naked'* short selling in 11 financial stocks. The ban lasts until the end of the year
Unknown
Japan
Financial Services Agency
No change. Says adequate rules in place since 2002
Rules include requiring investors to verify and mark whether the transactions fall into the category of short selling or not
$3,507bn
India
Securities and Exchange Board of India
No change
Unknown
$744bn
Hong Kong
Securities and Futures Commission
No change
No increase in short selling activity. Shorting accounted for just 4.5 per cent of total market turnover on Monday
$1,141bn
Italy
Consob
Shorters must have stock available from moment order placed
Fairly minimal. Many protective shareholders will not lend to short sellers
$763bn
France
Autorité des marchés financiers (AMF)
Since Sep 22 has banned short selling for three months in banks and insurance stocks
Unknown
$1,936bn
Australia
Australian Securities and Investments Commission
Total ban on short selling of stocks. But will allow for investors trading in differences between dual-listed stocks
Feared an attack by short-sellers shut out of the US and UK. Inconsistencies in new rules may cause an avalanche of add-on rules and explanatory notes
$954bn
Key
Country
Main markets regulator
What authorities have done
Likely/actual repercussions
Equity market value
For an interactive map see ft.com/shortselling
* 'Naked' shorting is selling without having borrowed or bought shares in your possession
** Technically each province and territory has their own securities regulator
FT Graphic
Source: FT research

Main markets regulator	What the regulator has done
1 Canada	
Ontario Securities Commission*	Banned short selling in 13 financial stocks until Oct 8
2 US	
Securities and Exchange Commission	Banned short selling on more than 900 US financial companies; ban due to end Oct 8
3 Brazil	
CVM	No change; short sellers have to post up to 200 per cent as collateral
4 UK	
Financial Services Authority	Banned short positions in 34 financial stocks until Jan 16, 2009. Increased disclosure requirements
5 Netherlands	
Authority For the Financial Markets	Banned 'naked' short selling in eight financial institutions until at least mid-December
6 France	
Autorité des Marchés Financiers	Short selling in banks and insurance stocks banned until Dec 19
7 Spain	
Comisión Nacional del Mercado de Valores	'Naked' short selling already banned; temporary measures call for disclosure of 20 financial stocks
8 Switzerland	
Federal Banking Commission	Naked short selling is not allowed. Warned it would act toughly on any infringements
9 Germany	
BaFin	Short selling of shares in 11 financial stocks banned till the end of the year
10 Italy	
Consob	Short selling of stocks banned from Oct 1
11 Russia	
Federal Service for Financial Markets	Ban on short selling renewed last week; set to run indefinitely
12 China	
Securities Regulatory Commission	Cabinet agreed on Sep 26 to allow short selling, overturning a previous ban
13 South Korea	
Financial Services Commission	Banned short selling of all local stocks on Sep 30 for an unspecified period
14 Japan	
Financial Services Agency	No change. Rules, in place since 2002, require investors to verify and mark whether the transactions fall into category of short selling
15 Hong Kong	
Securities and Futures Commission	'Naked' shorting already banned; enforcement of uptick rule – which only allows shorting of shares that have risen in value
16 Taiwan	
Financial Supervisory Commission	Complete ban on short selling until Oct 14
17 Singapore	
Financial Services Agency	Tightened rules to discourage 'naked' short selling and signalled penalties for failed trades. Held back from banning shorting
18 Australia	
Securities and Investments Commission	Short selling banned until at least Oct 23; exemption for arbitrage of dual-listed stocks

Source: The Financial Times, September 24, 2008 and October 6, 2008

Exhibit I

Casualties of the Financial Crisis

Casualties of the Financial Crisis

A timeline of bailouts, buyouts and takeovers of financial services companies in the U.S. and Europe since the subprime mortgage crisis began.

Figures are assets as last reported and do not include the value of securities that some companies, notably Fannie Mae and Freddie Mac, guaranteed.



2007
JULY
IKB Deutsche Industriebank
$79.0
ASSETS, IN BILLIONS
SEPT.
Northern Rock
216.8
Market interventions by central banks
A B
2008
JAN.
Countrywide Financial
172.1
MARCH
C D E
Bear Stearns
399.0
APRIL
Düsseldorfer Hypothekenbank
42.5
IndyMac Bancorp
32.3 failed
JULY
Alliance & Leicester
153.4
AUG.
Roskilde Bank
7.9
SEPTEMBER 2008
SEPT. 7
Freddie Mac
879.0
Fannie Mae
885.9
14 15 16 18
Merrill Lynch
966.2
Lehman Brothers
639.4 failed
A.I.G.
1,049.9
F
HBOS
1,356.5
25
Washington Mutual
309.7
29 30
Dexia
913.0
Fortis
1,533.2
Wachovia
812.4
Hypo Real Estate
622.2
Bradford & Bingley
104.0
Glitnir
48.9

Market interventions by the Federal Reserve or the European central banks

A DEC. 12 Central banks of the United States, the European Union, Canada and Switzerland announce a plan to provide at least $90 billion in short-term financing to banks.

B DEC. 18 The European Central Bank injects $500 billion into the financial system. The Bank of England auctions off $20 billion in three-month loans.

C MARCH 7 The Federal Reserve offers up to $200 billion in 28-day loans to banks and big financial institutions.

D MARCH 11 The Federal Reserve offers investment banks up to $200 billion in Treasury securities in exchange for mortgage-backed securities.

E MARCH 21 The European Central Bank offers up to $24 billion in loans to help banks shore up balance sheets. The Bank of England offers up to $10 billion in loans.

F SEPT. 18 The Federal Reserve, the European Central Bank, the Bank of England, the Bank of Japan and the central banks in Switzerland and Canada make $180 billion available in currency swaps.

Source: Bloomberg

THE NEW YORK TIMES

Source: The New York Times, October 1, 2008

Exhibit J

International Market Performance

ASIA PACIFIC REGION	3rd Quarter 2008 Market % Chg US$	Local	Currency % Chg	Year-to-Date thru 9/30/08 Market % Chg US$	Local	Currency % Chg
Australia (ATX)	(28.6)	(13.2)	(17.8)	(35.2)	(27.9)	(10.2)
Hong Kong (HSI)	(18.1)	(18.5)	0.4	(34.9)	(35.2)	0.4
Japan (NIK 225)	(16.6)	(16.5)	(0.2)	(22.6)	(26.4)	5.2
New Zealand (NZX 50)	(15.6)	(3.8)	(12.2)	(34.2)	(24.2)	(13.2)
Singapore (STI)	(23.9)	(20.0)	(5.0)	(31.5)	(31.9)	0.7
China (SHGH A)	(16.0)	(16.1)	0.1	(53.5)	(56.4)	6.7
India (BSE 30)	(12.8)	(4.8)	(8.4)	(49.7)	(40.0)	(16.1)
Indonesia (JSX)	(23.7)	(22.0)	(2.2)	(33.5)	(33.3)	(0.4)
Korea (KOSPI)	(25.1)	(13.5)	(13.3)	(40.8)	(23.7)	(22.4)
Malaysia (KLSE)	(18.5)	(14.1)	(5.1)	(32.3)	(29.5)	(3.9)
Philippines (PSE)	(0.3)	4.5	(4.6)	(37.8)	(29.0)	(12.3)
Taiwan (TAIEX)	(28.3)	(24.0)	(5.7)	(32.2)	(32.8)	0.8
Thailand (SET)	(23.3)	(22.4)	(1.2)	(30.8)	(30.5)	(0.5)

LATIN AMERICA	3rd Quarter 2008 Market % Chg US$	Local	Currency % Chg	Year-to-Date thru 9/30/08 Market % Chg US$	Local	Currency % Chg
Argentina (MERVAL)	(26.8)	(24.2)	(3.4)	(25.3)	(25.7)	0.6
Brazil (IBOV)	(37.2)	(23.8)	(17.5)	(28.4)	(22.5)	(7.7)
Chile (IPSA)	(15.4)	(11.5)	(4.4)	(16.8)	(7.9)	(9.7)
Mexico (IPC)	(20.6)	(15.3)	(6.2)	(16.3)	(15.7)	(0.7)
Peru (BVL)	(31.0)	(31.0)	(0.1)	(35.3)	(35.8)	0.8

WESTERN EUROPE	3rd Quarter 2008 Market % Chg US$	Local	Currency % Chg	Year-to-Date thru 9/30/08 Market % Chg US$	Local	Currency % Chg
Austria (ATX)	(37.4)	(29.8)	(10.8)	(41.1)	(38.7)	(3.9)
Belgium (BEL 20)	(24.8)	(15.7)	(10.8)	(37.8)	(35.3)	(3.9)
Finland (OMXH)	(27.9)	(19.1)	(10.8)	(42.5)	(40.2)	(3.9)
France (CAC 40)	(18.9)	(9.1)	(10.8)	(31.0)	(28.2)	(3.9)
Germany (DAX)	(19.0)	(9.2)	(10.8)	(30.6)	(27.7)	(3.9)
Greece (ATHEX)	(26.0)	(17.0)	(10.8)	(47.0)	(44.8)	(3.9)
Ireland (ISEQ)	(39.2)	(31.8)	(10.8)	(50.8)	(48.8)	(3.9)
Italy (S&P/MIB)	(22.4)	(13.0)	(10.8)	(36.4)	(33.8)	(3.9)
Netherlands (AEX)	(30.6)	(22.2)	(10.8)	(38.3)	(35.7)	(3.9)
Portugal (PSI)	(19.6)	(9.8)	(10.8)	(40.7)	(38.3)	(3.9)
Spain (IBEX 35)	(18.7)	(8.8)	(10.8)	(30.5)	(27.6)	(3.9)
Denmark (OMXC 20)	(26.3)	(17.2)	(10.9)	(27.4)	(24.3)	(4.0)
Norway (OSE)	(41.0)	(31.5)	(13.8)	(38.7)	(33.3)	(8.2)
Sweden (OMXS A-S)	(24.1)	(12.0)	(13.7)	(35.4)	(30.3)	(7.3)
Switzerland (SMI)	(13.1)	(4.4)	(9.2)	(20.8)	(21.6)	1.0
United Kingdom (FTSE)	(22.0)	(12.9)	(10.4)	(32.0)	(24.1)	(10.5)

OTHER	3rd Quarter 2008 Market % Chg US$	Local	Currency % Chg	Year-to-Date thru 9/30/08 Market % Chg US$	Local	Currency % Chg
Canada (TSE)	(22.5)	(18.8)	(4.6)	(21.1)	(15.0)	(7.2)
Israel (TA-100)	(20.6)	(17.8)	(3.4)	(19.9)	(27.8)	11.0

Source: FactSet Research Systems, October 1, 2008

Exhibit K

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	12.5	9.4	8.7	13.2	11.1	11.1
Post 1990 Average	16.7	14.8	13.1	34.8	14.1	17.1
Discount/Premium	*-25.1%*	*-36.5%*	*-33.6%*	*-62.1%*	*-21.3%*	*-35.1%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.8	6.2	6.6	6.0	8.5	7.2
Post 1990 Average	10.0	6.9	7.8	10.0	8.8	8.9
Discount/Premium	*-12.0%*	*-10.1%*	*-15.4%*	*-40.0%*	*-3.4%*	*-19.1%*

Free Cash Flow Yield

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	5.1	5.9	5.1	3.8	4.1	5.0
Post 1990 Average	3.6	3.1	3.3	-0.2	3.5	2.7
Discount/Premium	*41.7%*	*90.3%*	*54.5%*	*NM*	*17.1%*	*85.2%*

Source: Lehman Brothers, September 12, 2008

Exhibit L

Growth and Value Return Comparison

Value is Outperforming Growth in the Latest Quarter

	September Quarter 2008		Year-to-Date through September 30, 2008		Year 2007	
MSCI Indices	Growth	Value	Growth	Value	Growth	Value
US	-11.8%	-6.7%	-19.6%	-21.4%	11.3%	-0.3%
EAFE	-15.1%	-13.9%	-28.3%	-30.3%	16.5%	6.0%
Europe	-15.0%	-15.4%	-29.3%	-35.8%	19.5%	8.2%
Japan	-12.8%	-11.0%	-26.2%	-20.9%	-3.1%	-5.4%
Pacific Ex Japan	-22.7%	-12.2%	-38.5%	-33.0%	44.2%	18.0%
Emerging Markets	-18.4%	-17.7%	-39.3%	-36.8%	36.7%	42.2%

Source: MSCI and FactSet Research Systems, October 7, 2008

Exhibit M

Is Europe on the Verge of Recession?

Industrial Production is Trending Down


Euro area and EU27 production,
total industry excluding construction
2000=100

Source: Eurostat, Euro-Indicators News Release, September 12, 2008

Unemployment is Rising


Euro area and EU27 unemployment rates (%)
Euro area, seasonally adjusted series
EU27, seasonally adjusted series

Source: Eurostat, Euro-Indicators News Release, October 1, 2008

Germany's Confidence Trend Remains Negative



Source: ZEW Indicator of Economic Sentiment September 16, 2008

Housing Prices Are Dropping


European house prices (annual % change)
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
Spain
France
Eurozone
Germany (previous data not available)
1997 98 99 2000 01 02 03 04 05 06 07 08
Sources: Thomson Datastream; Hypoport; ECB

Source: The Financial Times, September 24, 2008

Exhibit N

A Slowing Japanese Economy

GDP Contraction


JAPAN REAL GDP
Y/Y %
2008:2Q: 0.8%
4
2
0
-2
-4
1998
2000
2002
2004
2006
2008

Source: ISI Group, October 8, 2008

Declining Exports Remain Concerning


Exports & Imports (sa)
YoY change
60%
40%
20%
0%
-20%
-40%
Imports
Jan-97
Jan-99
Jan-01
Jan-03
Jan-05
Jan-07

Source: SMRA, September 24, 2008

Tankan Indicators Pointing to A Slowdown


*Most recent data is Dec-08 forecast
30
20
10
0
-10
-20
-30
-40
-50
-60
Manufacturing
Non-manufacturing
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08

Source: Mizuho Securities, (BOJ Tankan), October 1, 2008

Japan's Machinery Orders Decline


Private Machine Orders
YoY Change
60%
40%
20%
0%
-20%
-40%
Jan-96
Jan-99
Jan-02
Jan-05
Jan-08

Source: SMRA, October 8, 2008

Exhibit O

A Moderating Chinese Economy

China's GDP Growth is Decelerating


CHINA REAL GDP
Y/Y %
2008:2Q: 10.4%
13
11
10
9
8
7
99
00
01
02
03
04
05
06
07
08

Source: ISI Group, October 8, 2008

Europe is now China's Largest Export Market


China export by region (2007 USD)
EU
20.1%
Others
39.4%
US
19.1%
BRI
5.2%
ASEAN
7.7%
Japan
8.4%
EU
US
Japan
ASEAN
BRI
Others

Source: CEIC, UBS Investment Research, August 18, 2008

China's Property Prices are Continuing to Soften


Change in Property Prices (%)
YoY
MoM (RS)
12
10
8
6
4
2
-
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
-
-0.2
2006
2007
2008

Change in Property Price (%, yoy)

Source: ISI-CEBM China Research, September 22, 2008

China's Retail Sales Continue to Grow


40
30
20
10
0
-10
88
90
92
94
96
98
00
02
04
06
08

Source: ISI Group, October 8, 2008